Exhibit 99.1

For Immediate Release

BCE reports results of Series AA and AB preferred share conversions

MONTRÉAL, August 23, 2022 – BCE Inc. (TSX, NYSE: BCE) today announced that 1,067,517 of its 11,397,196 fixed-rate Cumulative Redeemable First Preferred Shares, Series AA (“Series AA Preferred Shares”) have been tendered for conversion on September 1, 2022, on a one-for-one basis, into floating-rate Cumulative Redeemable First Preferred Shares, Series AB (“Series AB Preferred Shares”). In addition, 1,977,982 of its 8,599,204 Series AB Preferred Shares have been tendered for conversion on September 1, 2022, on a one-for-one basis, into Series AA Preferred Shares. Consequently, on September 1, 2022, BCE will have 12,307,661 Series AA Preferred Shares and 7,688,739 Series AB Preferred Shares issued and outstanding. The Series AA Preferred Shares and the Series AB Preferred Shares will continue to be listed on the Toronto Stock Exchange under the symbols BCE.PR.A and BCE.PR.B, respectively.

The Series AA Preferred Shares will pay on a quarterly basis, for the five-year period beginning on September 1, 2022, as and when declared by the Board of Directors of BCE, a fixed cash dividend based on an annual fixed dividend rate of 4.94%.

The Series AB Preferred Shares will continue to pay a monthly floating adjustable cash dividend for the five-year period beginning on September 1, 2022, as and when declared by the Board of Directors of BCE. The monthly floating adjustable dividend for any particular month will continue to be calculated based on the prime rate for such month and using the Designated Percentage for such month representing the sum of an adjustment factor (based on the market price of the Series AB Preferred Shares in the preceding month) and the Designated Percentage for the preceding month.

About BCE

BCE is Canada’s largest communications company, providing advanced Bell broadband wireless, Internet, TV, media and business communications services. To learn more, please visit Bell.ca or BCE.ca.

Through Bell for Better, we are investing to create a better today and a better tomorrow by supporting the social and economic prosperity of our communities. This includes the Bell Let’s Talk initiative, which promotes Canadian mental health with national awareness and anti-stigma campaigns like Bell Let’s Talk Day and significant Bell funding of community care and access, research and workplace initiatives throughout the country. To learn more, please visit Bell.ca/LetsTalk.

Media inquiries:

Caroline Audet

514 391-9794

caroline.audet@bell.ca

Investor inquiries:

Thane Fotopoulos

514-870-4619

thane.fotopoulos@bell.ca

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